February 6, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Mark P. Shuman

     Hugh Fuller

Re:	Maxwell Technologies, Inc. (the “Company”)

Registration Statement on Form S-3 Filed January 17, 2006

File No. 333-131073

Dear Staff:

On behalf of Maxwell Technologies, Inc., this letter responds to the comment of the staff of the Securities and Exchange Commission to the filing of the above-referenced registration statement, which was included in your letter dated January 23, 2006. Below we have reproduced your comment and have followed with our response.

Form S-3

Part II Item 17 Undertakings

1.	Please see Item 512(a) of Regulation S-K which was recently amended. You should address this comment by including the undertakings specified by either paragraph (a)(5)(i) or (a)(5)(ii) of Item 512 of Regulation S-K. Please advise as applicable.

Response: The Company has revised the undertakings in the enclosed Amendment No. 1 to Form S-3 to include paragraph (a)(5)(i) of Item 512 of Regulation S-K.

Please direct your questions or additional comments to Afif G. Khoury of this office (858.350.2336) or me (858.350.2323). In addition, we would request that you provide a facsimile of any additional comments you may have to Mr. Khoury and me at 858.350.2399. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffery Higgins
Jeffrey Higgins

cc:	Afif G. Khoury